SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION NUMBER 0-19791

FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

USF EMPLOYEES’ 401K RETIREMENT PLAN

NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

USF CORPORATION 8550
W. BRYN MAWR AVENUE, SUITE 700
CHICAGO, IL 60631

USF EMPLOYEES’ 401K RETIREMENT PLAN
FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2003

REQUIRED INFORMATION

FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2003 and 2002

The following financial statement, supplementary schedules and exhibits are filed as part of this Annual Report on Form 11-K of the USF Employees’ 401K Retirement Plan.

TABLE OF CONTENTS

1.	Report of Independent Registered Public Accounting Firm
2.	Financial Statement -Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002 -Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003
3.	Notes to Financial Statements
4.
Supplemental Schedules:
Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)--December 31, 2003

Form 5500, Schedule H, Part IV, Line 4a--Schedule of Delinquent Participant Contributions--for the Year Ended December 31, 2003
5.	Consent of Independent Registered Public Accounting Firm (Exhibit 23)

All schedules, except as set forth above, are omitted as not applicable or not required, or the required information is included in the financial statements or notes thereto.

The following documents, filed with the Securities and Exchange Commission, are incorporated by reference herein:

Form S-8 Registration Statements No. 33-57634 filed January 28, 1993 and Prospectus dated January 28, 1993 covering 315,000 shares of Common Stock of USF Corporation and No. 333-109957 filed October 24, 2003 and Prospectus dated as of January 1, 2004 covering a total of 600,000 shares of Common Stock of USF Corporation (including the original 315,000 shares) pursuant to the USF Employees’ 401K Retirement Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee, which administers the USF Employees’ 401K Retirement Plan, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

USF EMPLOYEES' 401K RETIREMENT PLAN
/s/ Thomas E. Bergmann Thomas E. Bergmann, Member 401(k) Plan Committee
/s/ Gerard M. Klaisle Gerard M. Klaisle, Member 401(k) Plan Committee
/s/ Stephen G. Dill Stephen G. Dill, Member 401(k) Plan Committee

Date: June 25, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee ofUSF
Employees’ 401K Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of USF Employees’ 401K Retirement Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP Deloitte & Touche LLP

June 15, 2004

USF EMPLOYEES' 401K RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
INVESTMENTS--At fair value (Note 3)	$295,080,555	$234,041,038
RECEIVABLES:
Participant contributions	237,505	105,679
Company contributions	2,829,209	2,368,832
Total contributions receivable	3,066,714	2,474,511
NET ASSETS AVAILABLE FOR BENEFITS	$298,147,269	$236,515,549

See notes to financial statements.

USF EMPLOYEES' 401K RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

CONTRIBUTIONS:
Participants	$23,640,779
Company	11,750,979
Total contributions	35,391,758
INVESTMENT INCOME:
Dividend and interest income	4,332,779
Net appreciation in fair value of investments	42,805,804
Total investment income	47,138,583
DEDUCTIONS:
Benefits paid to participants	(20,828,251)
Administrative expenses	(70,370)
Total deductions	(20,898,621)
NET CHANGE	61,631,720
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	236,515,549
End of year	$298,147,269

See notes to financial statements.

USF EMPLOYEES’ 401K RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

1.	PLAN DESCRIPTION

The following description of the USF Employees’ 401K Retirement Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan provisions may be found in the Plan document.

General—The Plan is a defined contribution plan established by USF Corporation (the “Company”), the principal sponsor of the Plan, under provisions of Section 401(a) of the Internal Revenue Code (“IRC”). The Plan covers certain employees of USF Corporation, as well as certain employees of the following adopting sponsors of the Plan, all of which are wholly owned subsidiaries of USF Corporation, including USF Bestway Inc., USF Logistics Inc., USF Logistics Services Inc., USF Distribution Services Inc., USF Dugan Inc., USF Sales Corporation, USF Holland Inc., USF Reddaway Inc., USF Red Star Inc., USF Logistics (IMC) Inc., USF Glen Moore Inc., USF Technology Services Inc., and Imua Handling Corporation (collectively, the “Companies”).

Hereafter, the principal and adopting sponsors of the Plan are referred to collectively as “the Company” or individually as “each Company.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Unionized employees are excluded from participating in the Plan if they have separately bargained for retirement benefits.

Plan Administration—The Plan is administered by the USF Plan Administrative Committee, which is appointed by the Board of Directors of the Company. Plan assets were held by Fidelity Management Trust Company (“Fidelity”) as Trustee for the years ended December 31, 2003 and 2002.

Eligibility—Effective January 1, 2001, employees are eligible to participate in the Plan after completing 90 days of service from date of hire and having worked 250 hours within that period.

Contributions—Eligible employees can contribute an amount up to 50% of their cash compensation, as defined by the Plan, subject to certain limitations under the IRC. Each of the Companies may provide a matching contribution and/or nonelective contribution subject to group discrimination limitations. The Companies may also contribute a discretionary amount. The Companies made no discretionary contributions during 2003 and 2002.

Investment Options—Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers seventeen mutual funds, one managed income portfolio, one real estate limited partnership, and a unitized stock fund consisting of cash and common stock of USF Corporation as investment options for participants. The Aetna Real Estate Limited Partnership is a frozen investment available to participants of USF Holland Inc. who participated in the Holland Retirement Plan prior to 1993. During 2003, the Aetna Real Estate Limited Partnership was liquidated.

Vesting—Participants are fully vested at all times in their contributions, the Companies’ matching and/or nonelective contribution, and plan earnings thereon.

Benefits—Upon termination of service due to death, total disability, retirement, or hardship, the participant or their beneficiary is entitled to distribution of his or her account through an elected distribution method made by the participant in accordance with the Plan’s provisions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Companies’ matching contribution, if any, each of the Companies’ nonelective contributions, if any, each of the Companies’ discretionary contributions, if any, and allocations of Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Loans to Participants—Subject to such rules and limitations as may be established from time to time, participants are allowed to borrow from employee deferral contributions, rollover accounts, or any after-tax deferrals in their account subject to a limit of the lesser of 50% of their vested account balance, or $50,000. The loans are secured by the balance in the participant’s account. The interest rate on loans is the prime rate reported in The Wall Street Journal in effect on the last day of the month preceding the loan request. Loan repayments are made by payroll deductions, generally over a period not to exceed five years at the election of the participant, with the exception of principal residence loans, which may be extended over a longer period.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments and Income Recognition—Cash equivalents are stated at cost, which approximates market value. The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses—The Company pays all administrative expenses of the Plan, except for administrative fees related to servicing participant loans, broker fees and the Real Estate Limited Partnership fees. The investment income of the trust is net of any investment advisory fees charged by the managers.

Benefit Payments—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who elected to withdraw from the Plan but were not yet paid at December 31, 2003 and 2002.

3.	INVESTMENTS

The Plan’s investments are shown below. Investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are marked with an asterisk:

	2003		2002
Aetna Real Estate Limited Partnership	$-		$490,109
Fidelity Asset Manager Fund	6,725,021		5,038,920
Fidelity Blue Chip Growth Fund	41,557,982	*	31,001,678	*
Fidelity Diversified International Fund	2,231,068		592,392
Fidelity Equity Income Fund	13,163,214		9,010,798
Fidelity Freedom 2000 Fund	304,012		282,659
Fidelity Freedom 2010 Fund	1,355,486		807,915
Fidelity Freedom 2020 Fund	1,611,883		763,074
Fidelity Freedom 2030 Fund	495,683		180,985
Fidelity Freedom 2040 Fund	229,106		51,430
Fidelity Freedom Income Fund	160,509		55,392
Fidelity Growth Company Fund	63,126,472	*	42,806,752	*
Fidelity Intermediate Bond Fund	22,417,527	*	22,580,047	*
Fidelity Magellan Fund	49,181,127	*	38,968,113	*
Fidelity Managed Income Portfolio	15,026,083	*	13,805,769	*
Fidelity Retirement Money Market Portfolio	45,276,973	*	43,158,374	*
Fidelity Spartan U.S. Equity Index Fund	1,878,271		551,320
Franklin Small Midcap Growth Fund	1,891,619		896,835
Neuberger Berman Genesis Fund--Trust Class	3,889,905		2,102,194
PIMCO Total Return Fund--Administrative Class	1,996,038		2,057,995
USF Corporation Unitized Stock Fund	11,332,650		8,845,756
Participant loans	11,229,926		9,992,531

Total	$295,080,555		$234,041,038

During 2003, the Plan’s investments appreciated (depreciated) (including gains and losses on investments bought and sold, as well as held during the year) in value as follows:

Aetna Real Estate Limited Partnership	$(37,339)
Fidelity Asset Manager Fund	798,915
Fidelity Blue Chip Growth Fund	7,867,162
Fidelity Diversified International Fund	433,732
Fidelity Equity Income Fund	2,530,863
Fidelity Freedom 2000 Fund	23,413
Fidelity Freedom 2010 Fund	133,074
Fidelity Freedom 2020 Fund	248,393
Fidelity Freedom 2030 Fund	75,398
Fidelity Freedom 2040 Fund	30,152
Fidelity Freedom Income Fund	6,112
Fidelity Growth Company Fund	17,996,007
Fidelity Intermediate Bond Fund	(158,456)
Fidelity Magellan Fund	9,401,892
Fidelity Spartan U.S. Equity Index Fund	348,077
Franklin Small Midcap Growth Fund	397,622
Neuberger Berman Genesis Fund--Trust Class	785,873
PIMCO Total Return Fund--Administrative Class	1,258
USF Corporation Unitized Stock Fund	1,923,656

Total	$42,805,804

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of the common stock of USF Corporation, the Plan Sponsor, and therefore qualify as party-in-interest transactions.

Certain Plan investments are loans to participant employees of the Company, and, therefore, these transactions qualify as party-in-interest transactions.

William N. Weaver, a former director of the Company, is a member of the law firm of Sachnoff & Weaver, Ltd., an Illinois professional corporation. Sachnoff & Weaver has acted and continues to act as outside counsel to the Plan with regard to certain matters. USF Corporation believes that the legal fees billed to the Plan for such services were at market rates.

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated June 6, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

On October 8, 2003, USF Corporation remitted participant contributions from March 19, 2002, of $22,470 and employer match contributions of $628 to the trustee, which was later than required under Department of Labor Regulations. In addition, participant accounts were credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

8.	SUBSEQUENT EVENTS

On May 23, 2004, USF Corporation announced the closing of USF Red Star, one of its wholly owned subsidiaries, that is a co-sponsor of the Plan. Participants who were employed at USF Red Star will assume the status of terminated employees at such time as they conclude their service with the company and, as such, are eligible to retain their account in the Trust or, alternatively, will receive a distribution of their account balance if it is currently less than $5,000, consistent with terms of the Plan. Subsequent to termination, former employees are not eligible to make further contributions to the Plan nor are they eligible for company contributions.

_________________

USF EMPLOYEES’ 401K RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE
OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Identity of Issuer	Description of Investment, Including Maturity Date, Rate of Interest	Current Value
*Fidelity Management Trust Company	Fidelity Asset Manager Fund	$6,725,021
*Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund	41,557,982
*Fidelity Management Trust Company	Fidelity Diversified International Fund	2,231,068
*Fidelity Management Trust Company	Fidelity Equity Income Fund	13,163,214
*Fidelity Management Trust Company	Fidelity Freedom 2000 Fund	304,012
*Fidelity Management Trust Company	Fidelity Freedom 2010 Fund	1,355,486
*Fidelity Management Trust Company	Fidelity Freedom 2020 Fund	1,611,883
*Fidelity Management Trust Company	Fidelity Freedom 2030 Fund	495,683
*Fidelity Management Trust Company	Fidelity Freedom 2040 Fund	229,106
*Fidelity Management Trust Company	Fidelity Freedom Income Fund	160,509
*Fidelity Management Trust Company	Fidelity Growth Company Fund	63,126,472
*Fidelity Management Trust Company	Fidelity Intermediate Bond Fund	22,417,527
*Fidelity Management Trust Company	Fidelity Magellan Fund	49,181,127
*Fidelity Management Trust Company	Fidelity Managed Income Portfolio	15,026,083
*Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio	45,276,973
*Fidelity Management Trust Company	Fidelity Spartan U.S.Equity Index Fund	1,878,271
*Fidelity Management Trust Company	Franklin Small Midcap Growth Fund	1,891,619
*Fidelity Management Trust Company	Neuberger Berman Genesis Fund--TrustClass	3,889,905
*Fidelity Management Trust Company	PIMCO Total Return Fund--Administrative Class	1,996,038
*USF Corporation	USF Corporation Unitized Common Stock Fund	11,332,650
*Various participants	Participant loans(maturing 2004 to 2018 at interest rates of 4.00%--9.75%)	11,229,926

Total		$295,080,555

                                                 * Permitted party ininterest.

USF EMPLOYEES’ 401K RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4a—SCHEDULE
OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2003

Identity of Party Involved	Relationship of Plan, Employer or Other Party in Interest	Description of Transaction Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Amount Loaned	(i) Interest Incurred on Loan

USF Corporation	Plan sponsor	Lending of monies from the Plan to the Plan sponsor (contributions not remitted to the Plan on time) and interest on the loan.
		Deemed loan occured March 19, 2002,V matured September 25, 2003 for $23,098, with interest at various rates	$23,098	$1,745

EXHIBIT INDEX

Exhibit Number

23   Consent of Deloitte & Touche LLP

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Numbers 33-57634 and 333-109957 of USF Corporation on Form S-8 of our report dated June 15, 2004, appearing in this Annual Report on Form 11-K of USF Employees’ 401K Retirement Plan for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP Deloitte & Touche LLP

June 24, 2004